[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 3, 2023

VIA EDGAR SUBMISSION

Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Jennifer O’Brien Shannon Buskirk George K. Schuler Anuja Majmudar Kevin Dougherty

Re:	Knife River Holding Co. Amendment No. 2 to Registration Statement on Form 10-12B Filed April 28, 2023 File No. 001-41642

Ladies and Gentlemen:

On behalf of our client, Knife River Holding Company (“Knife River” or the “Company”), currently a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources”), this letter responds to the comment from the Staff of the Division of Corporation Finance (the “Staff”) that was set forth in your letter dated May 3, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form 10-12B (the “Registration Statement”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the response on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10.  Any page references set forth below refer to pages of the Form 10.

U.S. Securities and Exchange Commission
May 3, 2023

Amendment No. 2 to Form 10 Filed April 28, 2023

Notes to Unaudited Pro Forma Consolidated Financial Statements
Note 2 - Transaction Accounting Adjustments, page 59

1.
With regard to pro forma adjustment F, please provide us with a reconciliation of the 57,033,536 shares of Knife River Holding Company common stock to be issued on a pro forma basis pursuant to the separation and distribution agreement.

Response: We respectfully acknowledge the Staff’s comment and have provided below a reconciliation for the 57,033,536 shares of Knife River Holding Company common stock to be issued on a pro forma basis as outlined in adjustment F of the Notes to the Unaudited Pro Forma Consolidated Financial Statements.

The following is a reconciliation of the number of shares of Knife River Holding Company common stock to be issued on a pro forma basis:

Total shares of Knife River Holding Company common stock issued

MDU Resources – Outstanding shares as of 3/31/2023	204,162,814
MDU Resources shares held by Knife River Corporation as “Parent stock held by subsidiary” as of 3/31/2023	538,921
Total MDU Resources outstanding shares as of 3/31/2023 (1)	203,623,893
Conversion Ratio – MDU Resources to Knife River Holding Company share conversion ratio of the 90% common stock held by the public	0.25
Knife River Holding Company common stock to be held by the public, representing 90% of the outstanding Knife River Holding Company common stock	50,905,974

% of shares owned by MDU Resources	10.0%
Shares owned by MDU Resources	5,656,219

Total shares of Knife River Holding Company common stock outstanding	56,562,193

Treasury shares issued in hook stock exchange	471,343

Total shares of Knife River Holding Company common stock issued	57,033,536

(1) Represents the number of MDU Resources common shares outstanding as of March 31, 2023, less the number of shares of MDU Resources common stock held by Knife River Corporation as Parent stock held by subsidiary as of March 31, 2023. Per the terms of the separation and distribution agreement, the conversion ratio is applied only to those MDU Resources common shares not held by Knife River Corporation. The 538,921 shares of MDU Resources common stock held by Knife River Corporation are separately exchanged for 471,343 shares of Knife River Holding Company per the terms of the hook stock exchange.

U.S. Securities and Exchange Commission
May 3, 2023

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1056 or JLRobinson@wlrk.com or my colleague, Travis C. Anderson-Hamilton, at (212) 403-1170 or TCAnderson-Hamilton@wlrk.com.

Sincerely,

/s/ John L. Robinson

John L. Robinson

cc:	Karl A. Liepitz, Vice President, General Counsel and Secretary, MDU Resources Group, Inc.
Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz